SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the Month of November 2001
                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


        L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
                    (Address of principal executive offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                          Form 20-F  X     Form 40-F
                                    ---              ---


        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes             No  X
                                 ---            ---


        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

                           Genesys Conferencing Logo


FOR IMMEDIATE RELEASE
WEDNESDAY, NOVEMBER 14, 2001



            GENESYS CONFERENCING REPORTS RECORD THIRD-QUARTER RESULTS

           Continued Shift to Automated Services Boosts Gross Margin;
    Record Month for Volumes and Margins in September Drives Record Quarter;
            Strong EBITDA Margin Expansion and Margins Back on Track;
                     Comfortable with Outlook for Full Year


Highlights:
o    Call volumes jump 43% vs. Q3 2000
o Automated services grow 165% from Q3 2000, driving a 200-basis-points improvement of gross margin
o    Revenues rise 12% from Q3 2000
o    EBITDA1 up 100% from Q3 2000, adding 600 basis points to EBITDA margin
o    Vialog and Astound integration complete
o    September sets new benchmark for future


Montpellier, France--November 14, 2001--Genesys Conferencing (Euronext: 3955) (Nasdaq: GNSY), the world's leading conferencing specialist, today announced results for the third quarter and nine months ended September 30, 2001. The results reflect the combined performance of Genesys Conferencing, Vialog Corporation, which was acquired by Genesys on April 26, 2001, and Astound Incorporated, which was acquired on March 28, 2001. Increased call volumes, the continued strong shift towards automated services, and a monthly record for volumes and margins in September produced exceptional margin expansion. The performance was a record for a third quarter.

              Summary Unaudited Pro Forma Results (In French GAAP) (In euros millions, except margins and per share amounts)

                                                   Three months ended
                                                      September 30,
                                                      -------------
                                                    2001          2000
           ---------------------------------------------------------------
                Revenues                            50.9          45.4
                Gross Profit                        28.5          24.6
                Gross Margin                        56.0%         54.0%

                EBITDA1                              6.8           3.4
                EBITDA1 Margin                      13.3%          7.4%
                EBIT2                                1.0          (1.2)
                Cash Earnings per Share3             0.14        (0.12)


-------------
1 Excludes Euro 1.2 million in Q3 2001 of costs incurred to implement cost savings plan and Euro 0.2 million in Q3 2000 related to Vialog opening balance sheet adjustments.

2 Represents EBIT before the amortization of goodwill, other intangibles and deferred acquisition and financing costs. Also, excludes Euro 1.2 million in Q3 2001 of costs incurred to implement cost savings plan and Euro 0.2 million in Q3 2000 related to Vialog opening balance sheet adjustments. It also excludes a non recurring credit of Euro 0.7 million in Q3 2001.

3 Represents the per share amount on pro forma shares outstanding of the net loss after adding back (i) depreciation, amortization of goodwill, intangibles and deferred acquisition and financing costs (ii) other non-cash items totaling Euro (0.4) million in Q3 2001 and Euro (0.1) million in Q3 2000, and (iii) Euro
1.2 million in Q3 2001 of costs incurred to implement the cost savings plan.

Automation Drives Record-Setting Performance
For the quarter, total call volumes were 216.2 million minutes, up 43 percent from the third quarter of 2000 and a 4 percent sequential increase. Automated services call volumes were up 165 percent from the third quarter last year and up 22 percent from the second quarter 2001. These services accounted for 38 percent of total revenues, and for 53 percent of total call volumes for third quarter 2001.

Revenue growth illustrated the significant shift to automated services, which carry higher margins but generate lower per-minute revenues. Revenue for the quarter rose 12 percent to Euros 50.9 million (U.S. $46.5 million) from Euros
45.4 million (U.S. $41.5 million) from the third quarter 2000. Genesys estimates that excluding the shift to automated services, the 43 percent increase in volume would have translated into about a 37 percent increase in revenues.

 "I am pleased to announce this record-setting performance," said Francois Legros, Genesys Conferencing's Chairman and Chief Executive Officer. "It is significant that automated services continue to show the highest growth rates of all of our services. They generate very high margins--in excess of 70 percent--and have and will continue to be the main driver of our financial performance and global expansion. Moreover, as we complete our migration towards automated services, our very strong growth in volumes will reflect more and more in our revenue growth."

Margin Expansion Significantly Outpaces Revenue Growth
Gross margin rose 200 basis points from the same period last year, to 56.0 percent compared with 54.0 percent. Earnings before interest, taxes, depreciation and amortization (EBITDA) increased 100 percent to Euros 6.8 million (U.S. $6.2 million), from Euros 3.4 million (U.S. $3.1 million). EBITDA margin increased by almost 600 basis points to 13.3 percent. The 2001 third quarter excluded Euros 1.2 million (U.S. $1.1 million) in previously announced non-recurring expenses to implement the cost-savings plan.

"This quarter clearly illustrates the operating leverage in our business model," Legros stated. "The continued favorable shift to high-margin automated services, combined with our cost-savings programs and synergy from the integration of Vialog and Astound, put our margins back on track." According to Legros, the cost-savings program the company announced in July is complete and began to show contributions to profitability in September. Going forward, Genesys expects this plan to generate Euros 4.25 million (U.S. $3.9 million) in cost savings per quarter, including Euro 1.25 million in interest savings (U.S. $1.1 million).

"We continue to be committed to tight control of our selling, general and administrative (SG&A) and corporate costs, which we have targeted to grow at no more than half of our revenue growth rate," he added. "This should continue to drive down our SG&A as a percentage of revenue, and we will now target SG&A to be around 44 percent as we exit 2003."

September Sets New Benchmark for Future
During September 2001, the company saw monthly usage jump to 80.3 million minutes. Automated services accounted for 57 percent of call minutes and 41 percent of revenues, driving the gross margin to 58.4 percent and EBITDA margin to 20.3 percent.

"We believe the business environment continues to be favorable for the conferencing industry. Clearly, there is growing worldwide awareness of conferencing as a viable alternative to travel. Businesses are finding that conferencing is a simple, effective and cost-efficient solution to connect with people across the country and the world. As the leading global conferencing specialist, we have benefited from this favorable environment."

Genesys estimates that the increase in volume after the September 11 events in the United States resulted in Euros 1 million (U.S. $913,100) additional revenue and Euros 600,000 (U.S. $547,860) additional EBITDA. The EBITDA margin for September, excluding the September 11 impact, was 18 percent, which sets a new benchmark for the future.

Robust Outlook for Year 2001 and Beyond
Legros mentioned that several factors have Genesys in excellent position to continue to grow revenues and enhance profitability. He expects the continued migration of managed services to high-margin automated services and reduction of SG&A as a percentage of revenues to be the key drivers of Genesys' future performance. He also pointed out that the conferencing market is very healthy and has been resilient as global economies have slowed.

"We are on track to meet our previously stated objectives for 2001 of Euros 210 million to 214 million (U.S. $191.7 million to U.S. $196.3 million) in pro forma revenues, EBITDA margin in the range of 12 percent to 14 percent, and automated services contributing 40 percent of total revenues by the end of the year," stated Legros.

Genesys has just launched Genesys Meeting Center, the industry's first fully integrated audio and web conferencing platform that includes unique features and award-winning web conferencing capabilities. Legros stated, "We believe the Genesys Meeting Center is the strongest existing engine to capture the emerging audio and web segments of our market."
Legros concluded that "with strong margins in place, 17,000 clients, unique worldwide coverage in 18 countries, economic and political environments favorable to a fast-growing market, our financial resources strengthened with Euro 22.3 million (U.S. $20.4 million) raised in October, and Genesys Meeting Center as a springboard to success, Genesys Conferencing is in its strongest position ever."



Third-Quarter Conference Call and Webcast

 -----------------------------------------------------------------------------
       The company will hold its third-quarter earnings conference call on
        Wednesday, November 14, 2001 at 5:30 p.m. Central European Time
                  (GMT+1) or 11:30 a.m. Eastern Standard Time.

   Francois Legros and Executive Vice President, Chief Financial Officer Mike
       Savage and Executive Vice President Audit, Financial Planning and
              Investor Relations Pierre Schwich will host the call.

     The conference call will be webcast live. The call may be accessed by:

                                     Dialing
   +44 (0) 20 8240 8241 from Europe or (+ 1) 800 482 55 67 from North America to join the conference call and participate in the question and answer session, from 5:25 p.m. Central European Time or 11:25 a.m. Eastern Standard Time.

           Or joining the live webcast of the call at www.genesys.com.

         If you are unable to participate during the live conference, a replay will be available at www.genesys.com.
 -----------------------------------------------------------------------------

About Genesys Conferencing
Founded in 1986, Genesys Conferencing is a global communications specialist, providing practical and innovative real-time collaborative and managed event services to over 17,000 clients worldwide. Working in a rapidly growing market and enjoying unique worldwide coverage as a result of its geographic expansion policy, Genesys Conferencing has established its advanced technology in 18 countries throughout Europe, Asia Pacific and the United States. Genesys Conferencing's ordinary shares are listed on the Nouveau Marche in Paris (Euronext: 3955) and its ADSs are listed on the Nasdaq National Stock Market (Nasdaq: GNSY).


Forward-Looking Statements
This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events and trends affecting the parties' financial condition or results of operations. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors are described in the form F4 registration statement which was filed by Genesys with the Securities and Exchange Commission on February 12, 2001.Although management of the parties believe that their expectations reflected in the forward looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.


CONTACTS GENESYS CONFERENCING:
Pierre SCHWICH                    Marine POUVREAU               Florence CATEL
Executive Vice President,
Audit, Financial Planning
and Investor Relations            Financial Communication       Corporate Press Relations
Tel: +33 4 99 13 27 55            Tel: + 33 4 99 13 25 17       Tel: + 33 4 99 13 27 49
pierre.schwich@genesys.com        marine.pouvreau@genesys.com   florence.catel@genesys.com

  Genesys Conferencing's ordinary shares are listed on the Euronext Paris Stock
      Exchange and its ADSs are listed on the Nasdaq National Stock Market
      Euronext: 3955 - Nasdaq: GNSY - Reuters: GNSY LP - Bloomberg: GENE LP

                                 www.genesys.com



                          Financial tables follow. . .

                              Genesys Conferencing
           Unaudited Pro Forma Statements of Operations (French GAAP)
                             (in thousands of euros)


                                            ----------------------------   ----------------------------
                                                  Three months ended             Nine months ended
                                                     September 30,                  September 30,
                                                  2000          2001             2000          2001
                                            ----------------------------   ----------------------------
Revenues                                     Euro 45 426    Euro 50 892     Euro 130 748   Euro 157 376

Gross profit                                      24 551         28 517           70 487         89 123

Research and development expense                   1 199            923            3 313          5 584

Selling, general and administrative expenses      24 766         27 121           60 520         85 390

EBIT (1)                                     Euro (1 259)   Euro   (200)    Euro   7 500   Euro   2 701
                                             ==========================     ===========================

EBITDA (2)                                   Euro  3 206    Euro  5 572     Euro  18 214   Euro  14 595
                                             ==========================     ===========================



(1) Represents EBIT before the amortization of goodwill, other intangibles and acquisition and financing costs. Also, excludes Vialog opening balance sheet adjustments : Euro 0.2 million for the quarter ended September 30, 2000; Euro
0.8 million for the nine months ended September 30, 2000 and Euro 3.2 million for the nine months ended September 30, 2001. Additionally, excludes non recurring (income) expenses of Euro (0.7 million) for the quarter ended September 30, 2001; and Euro 1.4 million for the nine months ended September 30, 2001. Includes Euro 1.2 million of cost incurred to implement the cost savings plan in Q3 2001 and for the nine months ended September 30, 2001.

(2) EBITDA excludes (i) Vialog opening balance sheet adjustments : Euro 0.2 million for the quarter ended September 30, 2000; Euro 0.8 million for the nine months ended September 30, 2000 and Euro 3.2 million for the nine months ended September 30, 2001; and (ii) non recurring (income) expenses : Euro (0.7 million) for the quarter ended September 30, 2001; and Euro 1.4 million for the nine months ended September 30, 2001. Amount includes Euro 1.2 million of costs incurred to implement cost savings plan for Q3 2001 and for the nine months ended September 30, 2001.

                              GENESYS Conferencing
               Consolidated Statements of Operations (French GAAP)
                   (in thousands of euros, except share data)


                                      Twelve Months Ended         Three Months Ended               Nine Months Ended
                                         December 31,                September 30,                    September 30,
                                         ------------         --------------------------       --------------------------
                                             2000               2000              2001           2000              2001
                                         ------------         --------------------------       --------------------------
 Revenue
    Services                             Euro  89,336       Euro  22,171    Euro  50,622     Euro  63,477     Euro  122,966
    Products and others                         3,083                777             272            1,226             1,516
                                         ------------       ------------    ------------     ------------     -------------
                                               92,419             22,948          50,894           64,703           124,482

 Cost of revenue
    Services                                   38,173              9,766          22,121           27,629            51,857
    Products                                    2,548                644             256            1,074             1,093
                                         ------------       ------------    ------------     ------------     -------------
                                               40,721             10,410          22,376           28,703            52,951

                                         ------------       ------------    ------------     ------------     -------------
 Gross profit                                  51,698             12,538          28,519           36,000            71,532

 Operating expenses (1)
    Research and development                    2,613                592             923            1,726             4,946
    Selling and marketing                      17,867              3,658          12,787           11,304            31,832
    General and administrative                 28,218              8,961          19,321           20,679            45,330

                                         ------------       ------------    ------------     ------------     -------------
                                               48,698             13,211          33,032           33,709            82,108


                                         ------------       ------------    ------------     ------------     -------------
 Operating income (loss)                        3,000               (673)         (4,513)           2,291           (10,576)


 Financial expenses, net (2)                    3,027               (342)         (2,982)          (1,586)           (3,914)
 Equity in loss of affiliated                     (75)                (4)            (11)             (72)              (52)
 company
 Income tax expense  (3)                       (6,146)              (331)         (1,072)          (4,294)           (6,926)
 Amortization of goodwill                      (5,483)            (1,496)         (3,634)          (3,419)           (9,180)
                                         ------------       ------------    ------------     ------------     -------------
 Net loss                                Euro  (5,677)      Euro  (2,846)   Euro (12,212)    Euro  (7,080)    Euro  (30,647)
                                         ============       ============    ============     ============     =============
Basic and diluted net loss
per share                                Euro   (0.72)      Euro   (0.33)   Euro   (0.88)    Euro   (0.93)    Euro    (2.53)
                                         ============       ============    ============     ============     =============

Number of shares used in computing
 basic and diluted net loss
 per share                                  7,831,257          8,523,155      13,902,757           7,637,194        12,095,064


           See accompanying notes to consolidated financial statements

                              GENESYS Conferencing
     Notes to Consolidated Financial Statements of Operations (French GAAP)
                             (in thousands of euros)


                                                        Twelve months ended      Three months ended           Nine months ended
                                                            December 31,            September 30,                September 30,
                                                        -------------------    -----------------------     -----------------------
                                                                2000             2000           2001         2000           2001
                                                        -------------------    -----------------------     -----------------------
(1) Detail of General and Administrative expenses

General and Administrative                                  Euro  28,218      Euro  8,961  Euro 19,321   Euro 20,679   Euro  45,330
Amortization of allocated intangibles (Vialog, Astound,             (425)             (70)      (4,507)         (141)        (8,473)
C&W)
Amortization of acquisition and deferred financing costs            (888)            (300)        (487)         (722)        (1,259)
Non recurring charges (income)                                        17               11          673           (50)          (201)
                                                            ------------      -----------  -----------   -----------   ------------
Operating General and Administrative expenses               Euro  26,922      Euro  8,602  Euro 15,000   Euro 19,766   Euro  35,397
                                                            ============      ===========  ===========   ===========   ============

OPERATING INCOME AND EBITDA

Operating income (loss)                                     Euro   3,000      Euro   (673) Euro (4,513)  Euro  2,291   Euro (10,576)
Amortization of intangibles & acquis. & financing costs           (1,313)            (370)      (4,994)         (863)        (9,732)
Costs to implement savings plan                                                                 (1,200)                      (1,200)
Non recurring (charges) income                                        17               11          673           (50)          (201)
                                                            ------------      -----------  -----------   -----------   ------------
Operating income (loss) restated from the above             Euro   4,296      Euro   (314) Euro  1,008   Euro  3,104   Euro     557
items                                                       ------------      -----------  -----------   -----------   ------------

Operating depreciation and provision                               8,305            1,893        5,764         5,494         12,612
                                                            ------------      -----------  -----------   -----------   ------------
EBITDA                                                      Euro  12,601      Euro  1,579  Euro  6,772   Euro  8,598   Euro  13,169
                                                            ============      ===========  ===========   ===========   ============

(2) Detail of financial expenses, net


Interest and other financial income                         Euro   3,719      Euro    389  Euro     73   Euro  1,136   Euro     989
Foreign exchange gains                                             5,609               23          521            92          2,804
                                                            ------------      -----------  -----------   -----------   ------------
Total financial income                                             9,328              412          594         1,229          3,792

Interest and other financial charges                               3,522              702        2,622         2,649          5,933
Foreign exchage losses                                             2,779               52          954           166          1,773

                                                            ------------      -----------  -----------   -----------   ------------
Total financial charges                                            6,301              754        3,576         2,815          7,706

Financial expense, net                                      Euro   3,027      Euro   (342) Euro (2,982)  Euro (1,586)  Euro  (3,914)
                                                            ============      ===========  ===========   ===========   ============

(3) Detail of tax

Deferred tax                                                Euro  (3,026)     Euro    (59) Euro    (39)  Euro (3,127)  Euro     (29)
Tax on  acquisition costs                                         (1,174)               0         (229)            0         (4,708)
Income tax                                                        (1,946)            (272)        (804)       (1,168)        (2,189)
                                                            ------------      -----------  -----------   -----------   ------------
Total tax charges                                           Euro  (6,146)     Euro   (331) Euro (1,072)  Euro (4,294)  Euro  (6,926)
                                                            ------------      -----------  -----------   -----------   ------------

                              GENESYS Conferencing
                    Consolidated Balance Sheets (French GAAP)
                             (in thousands of euros)



                                                        December 31, 2000        September 30, 2001
                                                      --------------------      --------------------
ASSETS

    Goodwill and intangible assets                         Euro  104,450             Euro  304,344
    Tangible  assets                                              19,006                    39,156
    Financial assets                                               6,061                     1,692
                                                           -------------             -------------
          Total fixed assets                                     129,518                   345,192

    Receivables                                                   23,037                    49,817
    Other assets                                                   6,179                    13,293
    Cash and cash equivalent                                      49,868                     6,235
                                                           -------------             -------------
         Total current assets                                     79,084                    69,344

                                                           -------------             -------------
         Total assets                                      Euro  208,602             Euro  414,536
                                                           =============             =============

LIABILITIES AND SHAREHOLDERS' EQUITY

    Shareholders' equity                                   Euro  131,323             Euro  205,879
    Provision for liabilities and charges                            190                       964
    Convertible bonds                                             11,043                     7,812
    Long-term debt                                                33,096                   134,064
    Short-term debt and overdrafts                                 9,401                    10,592
    Accounts payable                                              13,626                    33,843
    Other liabilities                                              9,923                    21,382

                                                           -------------             -------------
        Total liabilities and shareholders' equity         Euro  208,602             Euro  414,536
                                                           =============             =============

                              GENESYS Conferencing
                        Reconciliation French / U.S. GAAP
                              (in thousands euros)


                                                                            --------------------------   --------------------------
                                                                                Three months ended            Nine months ended
                                                                                  September 30                  September 30
                                                                                2000          2001           2000          2001
                                                                            --------------------------   --------------------------
Net income (loss) as reported in the French GAAP consolidated
  statement of income                                                        Euro (2 846) Euro (12 212)  Euro (7 080) Euro (30 647)

Adjustments to conform to U.S. GAAP
  Currency translation adjustment                                                   (475)          (13)         (329)           56
  Amortization of goodwill and other intangibles (UK, GCI, Vialog, Astound)          (34)       (1 541)         (370)       (3 073)
  Gross value goodwill UK                                                              4             4            11            11
  Deferred compensation (stock options - Vialog + Astound)                             -          (783)            -           (84)
  Debt issuance costs                                                                621           (42)          (31)          (35)
  Deferred taxes                                                                    (138)            -         2 710           245
  Accruals                                                                            30             -          (126)            -
  Others                                                                              (1)          (22)            -            (5)

Net loss as reported in the U.S. GAAP consolidated
  statement of income                                                        Euro (2 839) Euro (14 609)  Euro (5 215) Euro (33 532)
                                                                             =========================   =========================
Net impact of U.S. GAAP adjustments for net loss                             Euro      7  Euro  (2 397)  Euro  1 865  Euro  (2 885)
                                                                             -------------------------   -------------------------

                                                                                        -------------------------------
                                                                                                     As of
                                                                                         December 31,     September 30
                                                                                             2000              2001
                                                                                        -------------------------------

Shareholders' equity as reported in the French GAAP
  consolidated balance sheet                                                            Euro   131 323    Euro   205 879

Adjustments to conform to U.S. GAAP :
    Loss on currency term purchase (USD and GBP)                                               (1 248)                 -
    Amortization of goodwill and other intangibles (UK, GCI, Vialog, Astound)                    (901)            (3 953)
    Gross value goodwill UK                                                                      (242)              (231)
    Deferred compensation (stock options - Vialog + Astound)                                        -             10 261
    Debt issuance costs                                                                          (137)              (172)
    Deferred taxes                                                                               (518)              (290)
    Treasury shares                                                                              (149)              (420)
    Others                                                                                        (15)                 1

Shareholders' equity as reported in the U.S. GAAP
  consolidated balance sheet                                                            Euro  128 113     Euro   211 075
                                                                                        ================================

Net impact of U.S. GAAP adjustments for shareholders' equity                            Euro   (3 210)    Euro     5 196
                                                                                        ================================

                           Genesys Conferencing Logo


FOR IMMEDIATE RELEASE
WEDNESDAY, NOVEMBER 14, 2001


                                     ERRATUM

                 GENESYS CONFERENCING 2001 THIRD-QUARTER RESULTS

Montpellier, France--November 14, 2001--Genesys Conferencing (Euronext: 3955) (Nasdaq: GNSY) informs you that footnote (2) below the financial table "Unaudited pro forma statements of operations (French GAAP)", on page 5 of the press release "Genesys Conferencing reports record third-quarter results" dated November 14, 2001, should read "includes" instead of "excludes". The full note should therefore read:

(2) EBITDA includes (i) Vialog opening balance sheet adjustments : Euro 0.2 million for the quarter ended September 30, 2000; Euro 0.8 million for the nine months ended September 30, 2000 and Euro 3.2 million for the nine months ended September 30, 2001; and (ii) non recurring (income) expenses : Euro (0.7 million) for the quarter ended September 30, 2001; and Euro 1.4 million for the nine months ended September 30, 2001. Amount includes Euro 1.2 million of costs incurred to implement cost savings plan for Q3 2001 and for the nine months ended September 30, 2001.



CONTACTS Genesys CONFERENCING:

Pierre SCHWICH                 Marine POUVREAU                 Florence CATEL
Executive Vice President,
Audit, Financial Planning
and Investor Relations         Financial Communication         Corporate Press Relations
Tel: +33 4 99 13 27 55         Tel: + 33 4 99 13 25 17         Tel: + 33 4 99 13 27 49
pierre.schwich@genesys.com     marine.pouvreau@genesys.com     florence.catel@genesys.com

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  November 14, 2001

                                        GENESYS SA


                                        By: /s/ Marie Capela Laborde
                                            ------------------------------------
                                             Name:  Marie Capela Laborde
                                             Title: Executive Vice President,
                                                    General Counsel & Secretary